UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                              FORM 11-K


(Mark One)

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended August 31, 1997

                                  OR

[   ]  TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE
    SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _________________  to __________________


                    Commission file number 0-20212


                ARROW INTERNATIONAL, INC. 401(k) PLAN
                       (full title of the plan)

                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive offices)

  Registrant's telephone number, including area code (610) 378-0131

     Notices and communications from the Securities and Exchange
      Commission relative to this report should be forwarded to:

                        John H. Broadbent, Jr.
                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
                            (610) 378-0131

This is the first of 21 pages. The Index to Exhibit is on Page 20.

                        FINANCIAL REPORT

                         AUGUST 31, 1997

                         C O N T E N T S


                                                             Page
[S]                                                          [C]

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS AND
  SCHEDULES                                                    1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits             2-5
  Statements of changes in net assets available for benefits  6-9
  Notes to financial statements                             10-13

SCHEDULES

  Assets held for investment                                  14
  Reportable transactions                                     15

                     INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania


        We have audited the accompanying statements of net assets available for benefits of Arrow International, Inc. 401(k) Plan as of August 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


        Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of or for the year ended August 31, 1997, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reading, Pennsylvania
December 30, 1997

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

August 31, 1997

                                        ARROW               COREFUND
                                    INERNATIONAL,             CASH
                                      INC. STOCK   LOAN     RESERVE
                                         FUND      FUND       FUND
                                    ---------------------------------
       ASSETS

Investments, at fair value:
  Short-term fund, Corefund
  Cash Reserve Fund                  $   -        $   -    $2,602,534
  Balanced fund,
  Corefund Balanced Fund                 -            -         -
  Equity funds:
    Corefund Growth Equity Fund          -            -         -
    Fidelity Retirement Growth Fund      -            -         -
    Fidelity Puritan Fund                -            -         -
    Corefund International
      Growth Equity Fund                 -            -         -

  Arrow International, Inc.
      common stock                  1,507,913         -         -
  Participant loans receivable           -         949,218      -
                                   -----------------------------------
                                    1,507,913      949,218  2,602,534

Receivables:
  Accrued income                        2,291       18,470        194
  Employee contributions               57,144         -        38,280
  Employer contributions               18,606         -        13,900

Cash                                     -            -        11,484
                                   ----------------------------------
  Total assets                      1,585,954      967,688  2,666,392

LIABILITY, due to broker                1,574         -          -
                                   ----------------------------------
  NET ASSETS AVAILABLE FOR
      BENEFITS                     $1,584,380     $967,688 $2,666,392
                                   ==================================


See Notes to Financial Statements.

                                     -3-




                                                   COREFUND
              COREFUND    FIDELITY               INTERNATIONAL
 COREFUND      GROWTH    RETIREMENT    FIDELITY      GROWTH
 BALANCED      EQUITY      GROWTH      PURITAN       EQUITY
   FUND         FUND        FUND         FUND         FUND        TOTAL
------------------------------------------------------------------------
$     -      $    -      $    -      $    -        $    -     $2,602,534
 2,430,305        -           -           -             -      2,430,305

      -      5,629,048        -           -             -      5,629,048
      -           -      3,366,078        -             -      3,366,078
      -           -           -      3,828,629          -      3,828,629
      -           -           -           -          405,292     405,292
      -           -           -           -             -      1,507,913
      -           -           -           -             -        949,218
------------------------------------------------------------------------
 2,430,305   5,629,048   3,366,078   3,828,629       405,292  20,719,017


       285        -           -           -             -         21,240
    33,756      94,532      77,271      83,928        15,996     400,907
    11,772      25,445      21,825      25,110         3,402     120,060

        22          30          34          17            11      11,598
------------------------------------------------------------------------
 2,476,140   5,749,055   3,465,208   3,937,684       424,701  21,272,822

      -           -           -           -             -          1,574
------------------------------------------------------------------------
$2,476,140  $5,749,055  $3,465,208  $3,937,684      $424,701 $21,271,248
========================================================================

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)

August 31, 1996

                                        Arrow              Corefund
                                    International,           Cash
                                      Inc. Stock    Loan    Reserve
                                        Fund        Fund     Fund
                                   -----------------------------------
         ASSETS

Investments, at fair value:
  Short-term fund,
  Corefund Cash Reserve Fund       $   3,458      $   -     $1,590,168
  Balanced fund,
  Corefund Balanced Fund                -             -           -
  Equity funds:
    Corefund Growth Equity Fund         -             -           -
    Fidelity Retirement Growth Fund     -             -           -
    Fidelity Puritan Fund               -             -           -
    Corefund International
    Growth Equity Fund                  -             -           -

  Arrow International, Inc.
  common stock                       860,307          -           -
  Participant loans receivable          -          402,926        -
                                  -------------------------------------
                                     863,765       402,926   1,590,168

Receivables:
  Accrued income                       1,287         3,144        -
  Employee contributions              27,963          -         15,299
  Employer contributions               9,595          -          6,181
                                  -------------------------------------
Cash                                     143          -          6,602
                                  -------------------------------------
  NET ASSETS AVAILABLE
     FOR BENEFITS                  $ 902,753      $406,070  $1,618,250
                                  =====================================

See Notes to Financial Statements.

                                  -5-


                                                     Corefund
               Corefund    Fidelity                 International
   Corefund     Growth    Retirement     Fidelity      Growth
   Balanced     Equity      Growth       Puritan       Equity
     Fund        Fund        Fund          Fund         Fund       Total
---------------------------------------------------------------------------
$     -      $     -      $    -       $    -        $    -     $1,593,626
 1,574,937         -           -            -             -      1,574,937

      -       3,599,339        -            -             -      3,599,339
      -            -      2,004,728         -             -      2,004,728
      -            -           -       2,275,113          -      2,275,113
      -            -           -            -          257,622     257,622
      -            -           -            -             -        860,307
      -            -           -            -             -        402,926
---------------------------------------------------------------------------
 1,574,937    3,599,339   2,004,728    2,275,113       257,622  12,568,598


      -            -           -            -             -          4,431
    12,812       33,143      30,029       31,062         4,717     155,025
     4,997       12,174      10,033       10,888         1,612      55,480

         2            8          17           18             2       6,792
---------------------------------------------------------------------------
$1,592,748   $3,644,664  $2,044,807   $2,317,081      $263,953 $12,790,326
===========================================================================

                                -6-

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


Year Ended August 31, 1997



                                           ARROW                   COREFUND
                                       INTERNATIONAL,  PARTICIPANT   CASH
                                         INC. STOCK        LOAN     RESERVE
                                            FUND           FUND      FUND
                                    ----------------------------------------
Investment income:
  Net realized and unrealized appreciation
  in fair value of investments         $   87,781        $  -       $    -
  Interest and dividends                    9,377         63,893      121,846
Contributions:
  Employee                                459,491           -         297,305
  Employer                                151,631           -         111,101
Transfers between funds                    (5,375)       375,252      455,401
Transfer in from Kontron Plan                -           135,893      725,134
                                       --------------------------------------
  Total additions                         702,905        575,038    1,710,787
                                       --------------------------------------
Distributions paid to participants         18,500         12,016      661,005
Administrative expenses                     2,778          1,404        1,640
                                       --------------------------------------
  Total deductions                         21,278         13,420      662,645
                                       --------------------------------------
  Net increase                            681,627        561,618    1,048,142

Net assets available for benefits:
  Beginning of year                       902,753        406,070    1,618,250
                                       --------------------------------------
  End of year                          $1,584,380       $967,688   $2,666,392
                                       ======================================

See Notes to Financial Statements.
                                       -7-






                                                  COREFUND
              COREFUND   FIDELITY               INTERNATIONAL
 COREFUND      GROWTH   RETIREMENT   FIDELITY      GROWTH
 BALANCED      EQUITY     GROWTH      PURITAN      EQIUTY
   FUND         FUND       FUND        FUND         FUND        TOTAL
------------------------------------------------------------------------
$  231,856   $ 771,537  $ 399,349   $ 392,957    $   7,167    $1,890,647
   169,303     465,201    304,532     315,874       31,568     1,481,594

   261,899     623,024    556,256     571,133      100,846     2,869,954
    93,291     205,158    164,471     179,073       29,035       933,760
 (268,026)    (203,317)  (266,720)    (20,492)     (66,723)         -
   408,453     266,553    270,264     227,773       59,000     2,093,070
------------------------------------------------------------------------
   896,776   2,128,156  1,428,152   1,666,318      160,893     9,269,025
------------------------------------------------------------------------
    12,448      21,610      1,802      38,962         -          766,343
       936       2,155      5,949       6,753          145        21,760
------------------------------------------------------------------------
    13,384      23,765      7,751      45,715          145       788,103
------------------------------------------------------------------------
   883,392   2,104,391  1,420,401   1,620,603      160,748     8,480,922


 1,592,748   3,644,664  2,044,807   2,317,081      263,953    12,790,326
------------------------------------------------------------------------
$2,476,140  $5,749,055 $3,465,208  $3,937,684     $424,701   $21,271,248
========================================================================

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)

Year Ended August 31, 1996

                                            Arrow                    Corefund
                                        International,   Participant   Cash
                                         Inc. Stock          Loan     Reserve
                                            Fund             Fund      Fund
                                         -------------------------------------
Investment income:
 Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments         $(375,935)        $  -        $  -
 Interest and dividends                     4,920          26,365      73,338
Contributions:
  Employee                                423,409            -        261,627
  Employer                                142,570            -         99,798
Transfers between funds                   (13,387)        241,186     (45,818)
                                        --------------------------------------
  Total additions                         181,577         267,551     388,945
                                        --------------------------------------
Distributions paid to participants         19,720          20,652     136,788
Administrative expenses                     2,195             166       3,441
                                        --------------------------------------
  Total deductions                         21,915          20,818     140,229
                                        --------------------------------------
  Net increase                            159,662         246,733     248,716

Net assets available for benefits:
  Beginning of year                       743,091         159,337   1,369,534
                                        --------------------------------------
  End of year                            $902,753        $406,070  $1,618,250
                                        --------------------------------------

See Notes to Financial Statements.

                                     -9-




                                                        Corefund
                 Corefund    Fidelity                 International
  Corefund        Growth    Retirement    Fidelity       Growth
  Balanced         Equity      Growth      Puritan        Equity
   Fund            Fund        Fund        Fund           Fund        Total
----------------------------------------------------------------------------
$  104,599       $ 459,009   $(66,508 ) $  68,856     $  11,011    $ 201,032
    58,163         105,050    155,351      98,437         4,892      526,516

   228,383         488,296    438,349     465,569        53,626    2,359,259
    88,697         177,156    129,896     148,791        15,885      802,793
  (214,177)       (177,233)    35,824     123,471        50,134         -
----------------------------------------------------------------------------
   265,665       1,052,278    692,912     905,124       135,548    3,889,600
----------------------------------------------------------------------------
    28,330         154,513     79,544      33,273          -         472,820
     3,449           7,470      3,992       4,036           418       25,167
----------------------------------------------------------------------------
    31,779         161,983     83,536      37,309           418      497,987
----------------------------------------------------------------------------
   233,886         890,295    609,376     867,815       135,130    3,391,613


 1,358,862       2,754,369  1,435,431   1,449,266       128,823    9,398,713
----------------------------------------------------------------------------
$1,592,748      $3,644,664 $2,044,807  $2,317,081      $263,953  $12,790,326
============================================================================

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1
---------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting:
          The accompanying financial statements have been prepared on the accrual basis of accounting.

     Estimates:
          The  preparation  of financial statements  in  conformity
          with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of investments and income recognition:
          CoreStates  Bank, N.A. acts as plan trustee and  administers
          the  Plan's  assets.   The Plan maintains the  following  eight
          funds:   Corefund  Cash Reserve Fund, Corefund  Balanced  Fund,
          Corefund Growth Equity Fund, Arrow International, Inc. Stock Fund, Fidelity Retirement Growth Fund, Fidelity Puritan Fund, Corefund International Growth Equity Fund and a Loan Fund for the commingled investment of employee and company contributions.

          The Corefund Cash Reserve Fund, Corefund Balanced Fund, Corefund Growth Equity Fund, Arrow International, Inc. Stock Fund, Fidelity Retirement Growth Fund, Fidelity Puritan Fund and Corefund International Growth Equity Fund are stated at fair value as determined by the bank which holds the investments. The loans receivable in the Loan Fund are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation (depreciation) in fair value of investments.

          Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Payment of benefits:
          Benefits are recorded when paid.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

2
----------------------------------------------------------------------
DESCRIPTION OF THE PLAN

     The Arrow International, Inc. 401(k) Plan (the Plan) is a contributory, defined contribution plan which was adopted effective September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401(a) of the Code.

     The 401(k) portion of the Plan is available to all employees of the Company and its U.S. affiliates after completing one year of service following their date of hire and reaching age 21. Participants may contribute up to 10% of their earnings. The Company will match an amount equal to a percentage of the employee contribution as determined for the plan year. The Company can also make discretionary contributions based on the profits of the Company as determined by the Board of Directors. No discretionary contribution was made for the years ended August 31, 1997 and 1996. A participant becomes 20% vested in the employer's contribution to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service. Forfeitures will be used to reduce Company contributions.

     Each participant's account is credited with the participant's share of the Company's match, if any, and of the earnings, expenses, appreciation and depreciation attributable to the participant's and the Company's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

     Additional  information about the Plan agreement is contained  in
     the   summary  plan  description.  Copies  of  the  summary  plan description are available from the Administrative Committee.

     The  Company has the right to terminate the Plan, subject to  the
     provisions   of  ERISA.   In  the  event  of  Plan   termination,
     participants will become 100% vested in their accounts.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3
----------------------------------------------------------------------
INVESTMENTS

     The investments at August 31, 1997 and 1996 as determined by the trustee are summarized as follows:

                                             1997                  1996
                                -----------------------------------------------
                                     COST     FAIR VALUE     Cost     Fair Value
                                -----------------------------------------------
Money market fund, Corefund
  Cash Reserve Fund             $ 2,602,534  $2,602,534* $1,593,626 $1,593,626*
                                -----------------------------------------------
Balanced fund, Corefund
  Balanced Fund                   2,016,772   2,430,305*  1,366,027  1,574,937*
                                -----------------------------------------------
Equity funds:
  Corefund Growth Equity
     Fund                         4,084,949   5,629,048*  2,752,891  3,599,339*

  Fidelity Retirement
     Growth Fund                  2,904,787   3,366,078*  1,935,443  2,004,728*

Fidelity Puritan Fund             3,271,829   3,828,629*  2,103,154  2,275,113*
  Corefund International
     Growth Equity Fund             381,011     405,292     238,590    257,622*
                                -----------------------------------------------
                                 10,642,576  13,229,047   7,030,078  8,136,802*
                                -----------------------------------------------
Stock fund, Arrow
  International, Inc.             1,586,955   1,507,913   1,027,130     860,307*
                                ------------------------------------------------
Participant loan fund               949,218     949,218     402,926     402,926
                                ------------------------------------------------
                                $17,798,055 $20,719,017 $11,419,787 $12,568,598

*   Investment represents 5% or more of the Plan's net assets.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

4
----------------------------------------------------------------------
INCOME TAX STATUS

     The Internal Revenue Service has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is, therefore, not subject to federal income tax. As a condition of continued qualification under Section 401(a), the Plan is required to meet the qualification rules in operation. The Administrative Committee is not aware of any circumstances that might adversely affect the Plan's qualified status.


5
----------------------------------------------------------------------
TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.


6
-----------------------------------------------------------------------
PLAN MERGER

     On September 1, 1996, the Kontron, Inc. Employees 401(k) Plan, the Plan of Arrow Interventional, Inc., was merged into the Arrow International, Inc. 401(k) Plan. Prior to the merger, the plans covered eligible employees at Arrow International and its subsidiary, Arrow Interventional, Inc. The transferred net assets have been recognized in the accounts of Arrow
     International, Inc. Plan as of September 1, 1996, at their balances as previously carried in the accounts of the Kontron, Inc. Employees 401(k) Plan. The changes in the net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from September 1, 1996. A summary of transferred net assets follows:

       Investments, at fair value:
         Short-term fund, Corefund Cash Reserve Fund   $   725,134
         Balanced fund, Corefund Balanced Fund             408,453
         Equity funds:
            Corefund Growth Equity Fund                    266,553
            Fidelity Retirement Growth Fund                270,264
            Fidelity Puritan Fund                          227,773
            Corefund International Growth Equity Fund       59,000
         Participant loans receivable                      135,893
                                                        ----------
                                                        $2,093,070
                                                        ==========

                              -14-

ARROW INTERNATIONAL, INC. 401(k) PLAN
ASSETS HELD FOR INVESTMENT

August 31, 1997

                                            Number Of
            Description                       Shares        Cost      Fair Value
--------------------------------------------------------------------------------
Short-term fund, Corefund Cash
     Reserve Fund                           2,602,534  $ 2,602,534    2,602,534*
                                                       -------------------------
Balanced fund, Corefund
     Balanced Fund                            175,473    2,016,772    2,430,305*
                                                       ------------------------
Equity funds:
    Corefund Growth Equity Fund               347,044    4,084,949    5,629,048*
    Fidelity Retirement Growth Fund           163,561    2,904,787    3,366,078*
    Fidelity Puritan Fund                     196,643    3,271,829    3,828,629*
    Corefund International Growth
      Equity Fund                              29,305      381,011      405,292
                                                       ------------------------
                                                        10,642,576   13,229,047
                                                       ------------------------
Arrow International, Inc. common stock         50,900    1,586,955    1,507,913*
                                                       ------------------------
Participant loan fund                         949,218      949,218      949,218
                                                       ------------------------
     Total investments                                 $17,798,055  $20,719,017
                                                       ========================

*  Represents  5%  or  more  of the  net  assets  available  for benefits.

ARROW INTERNATIONAL, INC. 401(k) PLAN
REPORTABLE TRANSACTIONS

Year Ended August 31, 1997


                    Total      Total
                  Number Of   Number Of
Description       Purchases     Sales     Dollar     Dollar   Cost Of
    of             Within      Within    Value Of   Value Of   Assets   Net
 Security         Plan Year   Plan Year  Purchases    Sales     Sold   Gains
--------------------------------------------------------------------------------
Short-term fund,
   Corefund Cash
   Reserve Fund      455        329    $5,775,699 $4,766,791 $4,766,791 $  -

Balanced fund,
 Corefund
   Balanced Fund      35         29       845,331    221,819    194,586   27,233

Equity funds:
   Corefund Growth
      Equity Fund     36         24     1,583,255    325,083    251,197   73,886
   Fidelity Retirement
      Growth Fund     29         10     1,095,153    133,151    125,809    7,342
   Fidelity Puritan
      Fund            33         13     1,290,034    129,476    121,359    8,117

                                -17-

                              SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                       ARROW INTERNATIONAL, INC.
                                       401(k) PLAN




Date: February 27, 1998                 By:/s/ John H. Broadbent, Jr.
                                           --------------------------
                                           John H. Broadbent, Jr.
                                           Vice-President, Finance and
                                           Treasurer

                           Index to Exhibit



Exhibit No.
-----------

23.1       Consent of Beard & Company, Inc., independent auditors

                             EXHIBIT 23.1

        CONSENT OF BEARD & COMPANY, INC., INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-71568) pertaining to the Arrow International, Inc. 401(k) Plan, of the financial statements of the Arrow International, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended August 31, 1997.



                                          /s/ Beard & Company, Inc.
                                          -------------------------
                                          BEARD & COMPANY, INC.





Reading, Pennsylvania
February 23, 1998